Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Termination of Contacts

with Applied Materials and Francisco Partners on Potential Offer for

Front-end Operations

BILTHOVEN, The Netherlands – November 14, 2008 – ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) announces that its contacts with Applied Materials Inc. and Francisco Partners pertaining to a potential combined offer for ASMI’s Front-end operations have terminated following information received from Applied Materials Inc. and Francisco Partners that they will not pursue their interest in making such an offer.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:
Erik Kamerbeek Investor Relations +31 30 229 8500 Erik.Kamerbeek@asm.com	Mary Jo Dieckhaus Investor Relations + 1 212 986 2900 Maryjo.dieckhaus@asm.com